Filed by GoAmerica, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant
to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: GoAmerica, Inc.
Commission File No.: 0-29359

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GoAmerica - Hands On Merger Q & A
For Employees

1. General

2. Background on Each Company

3. Company Organization

4. Transaction Details & Process

5. Additional Information

GoAmerica (NASDAQ: GOAM) and Hands On have announced the signing of a definitive merger agreement. This summary, along with presentations by management, will provide you with answers to questions you may have about the merger.

1. General
Q:	Is the merger going to change our business focus?
A:	Our mission is the same as before; we are focused on bringing down communications barriers for people who are deaf or hard of hearing.

Q:	Why do we need to merge our companies?
A:	Our Boards and management believe this merger will be positive for our shareholders, customers, and employees and that our companies will be stronger together than we would be on our own.

Q:	What does each company contribute to the merger?
A:
GoAmerica has an extensive background in wireless communications and brings wireless relay and Internet relay services, along with experienced public company management experience and financial resources. Hands On brings video relay and interpreting services, the premier interpreters in the market, depth of experience in the Deaf community and expertise in regulatory matters affecting the relay business.

When we mix in the quality of employees in both companies, we believe we can offer customers a better service and be more innovative than anyone in this market.

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Q:	How many employees will we have after closing?
A:	We expect to have approximately 125 employees.

Q:	Will company names or logos change?
A:
GoAmerica and Hands On will continue to use their current brands. We will look at corporate and product branding in the months following closing, but right now there are no immediate plans for a change to our names or logos.

Q:	How do the values and cultures of the two companies compare?
A:
In addition to sharing a vision for bringing down communications barriers, the companies also share similar values for integrity, financial responsibility, innovation, customer satisfaction, while maintaining a healthy, safe, and enjoyable work environment. Culturally, there will be differences, but we also share many similar views; for example, we value professionalism in our work environment but neither company is “suit-and-tie”. As we grow profitably and responsibly, there may be more formality in our structure and processes, but not at the expense of our values and our desire to innovate.

2. Background on Each Company

Q:	Who is GoAmerica and what do they do?
A:
GoAmerica is a publicly traded company on the NASDAQ stock market exchange with the ticker symbol GOAM. The company is based in Hackensack, New Jersey, just outside New York City, and their focus is the same as Hands On: to bring down communications barriers for people who are deaf or hard of hearing. They do that with wireless and Internet products and services.

You may be familiar with GoAmerica’s most recent product - i711.com - which offers Internet relay and much more.

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Q:	Who is Hands On and what do they do?
A:	Hands On is a privately held company based in Rocklin, California, just outside Sacramento.

Hands On was founded in 1990 by Ronald and Denise Obray initially as a sign language services firm. They entered the video relay market in 2002 and today are well regarded in the market for the quality of their service. Hands On has been focused on bringing down communications barriers since its inception.

Q:	Will we meet employees from the other company?
A:	Over time, yes. The merger process will include planning that will involve employees from both companies.

3. Company Organization
Q:	Where will headquarters be located?
A:	Headquarters for the combined company will be in New Jersey while Hands On will continue to be based in California.

Q:	What is the organizational structure of the combined company?
A:
Organizational structure will be evaluated by the integration teams with recommendations made to the executive steering committee; approved changes will take effect at or soon after closing of the transaction. Upon closing we will hold another employee meeting to announce any organizational changes. Until closing, GoAmerica and Hands On will continue to operate as separate companies.

Q:	What will be Dan Luis’ (GoAmerica CEO) role?
A:	Dan will continue to be the CEO of the combined company and its business units; wireless, prepaid, relay and interpreting (Hands On).

Q:	What will be Ronald Obray’s (Hands On President) role?
A:	In addition to joining the GoAmerica Board of Directors, Ronald will continue to be President of Hands On.

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Q:	Does this change whom I report to?
A:	Until the merger is closed, we will continue to operate as separate companies, just as we do today. Any reporting changes related to the merger will be announced upon closing.

Q:	Will I have to relocate?
A:	At this point we do not envision a need for employee relocation.

Q:	Will there be opportunities to move to the other offices if I want to?
A:	As employment openings arise within the combined company, you will know about it and be able to apply for a position regardless of its location.

Q:	Will there be layoffs as a result of this merger?
A:
There may be some layoffs in departments where there is overlap. However, it is important to note two things; (1) there is little overlap of functions between HandsOn and GoAmerica, and (2) if anyone’s job is going to be affected, they will be given advance notice, along with a severance package.

Q:	Will my benefit package change?
A:
Both companies have high quality benefit programs. The integration planning will determine if there are any changes to our plans, however it is important to know that we are committed to preserving the best aspects of both our benefit plans and being the employer of choice in our market. If there are changes to any plans, advance notice will be provided.

Q:	Are we going to be hiring?
A:	Yes. We’re doing this merger to grow our business and we expect that creating new jobs will be part of that process.

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Q:	Will we post jobs internally before hiring from the outside?
A:	Yes. We encourage “promotion from within”; however, in all cases we intend to hire the most suitable candidate whether the candidate is a current employee or someone from the outside.

Q:	Are we going to develop new products?
A:
Absolutely! We are already at work on improving some of our existing products and developing strategic partnerships with other companies that will help us deliver the best product possible to our customers.

Q:	How will we prioritize investment in different business units?
A:
After the merger, we expect to have four main business units: wireless, relay, interpreting and prepaid. Each of these businesses are important and will continue to receive investment based on; 1) their potential to grow profitably and; 2) their alignment with our long term strategy.

Q:	As a public company, is there anything special we need to know as employees?
A:	Yes, particularly about how we handle confidential information. We will discuss this in more detail when the merger closes.

4. Transaction Details & Process

Q:	Who will be on the GoAmerica Board of Directors?
A:
The combined company will have a 9-person Board of Directors: 4 from GoAmerica, 4 from Hands On, and 1 director that we mutually appoint. Dan and Ronald will both be on the Board of Directors. The biographies of the other directors will be included in future filings with the Securities and Exchange Commission.

Q:	When will the merger close?
A:	We expect the merger to close in the fourth quarter of 2005.

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Q:	What do we do between now and closing?
A:	Stay focused on what you do every day based on the direction of your manager. Integration teams will also be working on plans for how we operate on a combined basis after closing.

Q:	What are the integration teams?
A:
There are 5 integration teams that will consist of personnel from each company. The teams will develop integration plans and makerecommendations to a steering committee consisting of Dan and Ronald for final decision making. The teams will cover the following areas:

•	Human Resources
•	Product Development &Network Engineering
•	Finance
•	Marketing
•	IT / MIS

5. Additional Information
Q:	Who can I talk to if I have more questions?
A:	Your manager and Human Resources staff will be your best source of information.

Q:	How will employees stay informed about the merger process?
A:	We will utilize email and employee meetings to communicate with you throughout this process.

Q:	When do we find out about any changes like reporting and benefits?
A:	When the merger closes we will hold another employee meeting and make announcements about our team structure, goals and priorities, and any changes that directly impact employees.

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Forward Looking Statement:

The statements contained in this news release that are not based on historical fact (particularly those concerning what we hope to achieve by the merger with Hands On) are "forward-looking statements" that are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terminology such as "may", "will", "expect", "estimate", "anticipate", "continue", or similar terms, variations of such terms or the negative of those terms. Such forward-looking statements involve risks and uncertainties, including, but not limited to those of GoAmerica including: (i) our limited operating history; (ii) our ability to successfully manage our strategic alliance with EarthLink; (iii) our dependence on EarthLink to provide billing, customer and technical support to certain of our subscribers; (iv) our ability to respond to the rapid technological change of the wireless data industry and offer new services; (v) our dependence on wireless carrier networks; (vi) our ability to respond to increased competition in the wireless data industry; (vii) our ability to integrate acquired businesses and technologies, including Hands On (if the merger is closed); (viii) our ability to generate revenue growth; (ix) our ability to increase or maintain gross margins, profitability, liquidity and capital resources; and (x) difficulties inherent in predicting the outcome of regulatory processes. Such risks and others are more fully described in the Risk Factors set forth in our filings with the Securities and Exchange Commission. Our actual results could differ materially from the results expressed in, or implied by, such forward-looking statements. GoAmerica is not obligated to update and does not undertake to update any of its forward looking statements made in this press release. Each reference in this news release to “GoAmerica”, the “Company” or “We”, or any variation thereof, is a reference to GoAmerica, Inc. and its subsidiaries. “GoAmerica” and “WyndTell” are registered trademarks of GoAmerica. “i711”, “i711.com”, and “Clear Mobile” are trademarks, and “Relay and Beyond” is a service mark of GoAmerica. Other names may be trademarks of their respective owners.

Non Solicitation Statement:
GoAmerica, Inc. plans to file a Registration Statement on SEC Form S-4 in connection with the merger with Hands On and the parties expect to mail a Proxy Statement/Prospectus to their shareholders containing information about the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT GOAMERICA, HANDS ON, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, GoAmerica files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by GoAmerica at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC’s other public reference rooms. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. GoAmerica’s filings with the SEC also are available to the public at the web site maintained by the SEC at http//www.sec.gov. Hands On, its directors, executive officers and certain members of management and employees may be soliciting proxies from Hands On’s shareholders in favor of the adoption of the merger and the merger agreement. GoAmerica, its directors, executive officers, and certain members of management and employees may be soliciting proxies from GoAmerica’s shareholders to authorize the issuance of the shares of GoAmerica common stock issuable pursuant to the merger agreement. A description of any interests that Hands On’s directors and executive officers, or that GoAmerica’s directors and executive officers, have in the merger will be available in the Proxy Statement/Prospectus. These materials do not constitute an offer of any securities for sale.